Shearson American REIT, Inc.
1601 N. 7th Street, Suite 340
Phoenix, Arizona 85283
Tel: (602) 743-7796

December 17, 2010

Mr. John Reynolds
US Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Shearson American REIT, Inc.
       Form 10 Amendment 2
       Filed November 9, 2010
       File No. 0-29627
       SEC Comment Letter dated December 3, 2010

Dear Mr. Reynolds:

This letter is our response to your December 3, 2010 letter containing comments on the above noted Form 10, Amendment 2.  Concurrent with the filing of this letter, we have filed via EDGAR Amendment No. 3 to our Form 10 (the "Amendment") which incorporates, where appropriate, responses to your comments.

Comment 1:  We have confirmed on page 3 of the Amendment that our management does not have any prior experience in raising funds from passive investors for investment in real estate.

Comment 2:   We have removed the statement on page 4 that "Investing in REITs is a liquid, dividend-paying means of participating in the real estate market" as requested.

Comment 3:  We have revised the disclosure on page 11 to indicate that our management has not established any formal investment strategy at this time.  As we do not yet have a formal investment strategy, we do not believe we are required to provide Item 13 of Form S-11 disclosure.

Comment 4:  We have disclosed the approximate number of hours spent by our management on the Company's business on page 6.

Comment 5:   We have expanded the disclosure in Note 4 to indicate the extent of our settlement activities with respect to the judgment.  These activities were undertaken by an attorney in early 2010 but have been unsuccessful to date.

Comment 6:   Upon further consultation with our accountants, we agree that we became a development stage company in October 2009.  We will be unable to provide our accountants with the necessary information and updated financial statements, and have our auditors complete their audit and review processes on these updated financial statements to reflect our development stage status, until year-end at the earliest, and thus we intend to file another amendment to our Form 10 once the financial statements have been revised as needed.

Comment 7:   We have revised our disclosure on page 39 of the Amendment concerning the change in auditors.  We inadvertently included the Rosen firm in our previous disclosure when the only firm retained by the Company between Grassi & Company CPAs, P.C. and Semple, Marchal & Cooper was instead Weinick, Sanders, Leventhal & Company, LLP.  The confusion arose as the lead audit partner at Weinick subsequently left the firm and went to Rosen, but the Company never formally retained Rosen to serve as its auditor.

Comment 8:   We confirm that we will provide the requested disclosure on our disclosure controls and procedures in our future Exchange Act reports.

Comment 9:   We confirm that we will provide the requested rule reference in our disclosure controls and procedures disclosure in our future Exchange Act reports.

We respectfully submit the above response to your December 3, 2010 comments on the Form 10, Amendment 2 filing by Shearson American REIT, Inc.  Please feel free to contact me directly with any questions.  As requested in your August 4 letter, we have provided the following acknowledgement:

ACKNOWLEGEMENT

Shearson American REIT, Inc. acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the feral securities laws of the United States.

So Acknowledged by Shearson American REIT, Inc.

By___________________________________on December 17, 2010
    John D. Glassgow, Chief Financial Officer

Sincerely,

/s/ John D. Glassgow

John D. Glassgow, CFO
Shearson American REIT, Inc.
Tel: (602) 743-7796